RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
June 23, 2010
(Unaudited)


At a special meeting of shareholders of Virtus Disciplined Small-Cap Value Fund, a former series of Virtus Insight Trust, held on June 23, 2010, shareholders voted on the following proposal:



To approve an Agreement and Plan of Reorganization to merge
Virtus Disciplined Small-Cap Value Fund, a former series of Virtus Insight Trust into Virtus Quality Small-Cap
Fund, a series of Virtus Equity Trust

Number of Eligible Shares Voted:
                           For              Against          Abstain
                      2,827,571.528       40,886.592        50,475.285